EXHIBIT 12.1

STATEMENT OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
(Dollars in thousands)	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges:

Earnings	$ 7,615	$ 23,875	$ 29,423	$ 28,103	$ 24,334
Fixed charges (excluding deposit interest)	16,684	22,772	23,558	21,204	18,346
Total earnings	24,299	46,647	52,981	49,307	42,680
Fixed charges:
Interest expense (excluding deposit interest)	16,438	22,523	23,316	20,919	18,163
Rent expense interest factor (1/3)	246	249	242	285	183
Total fixed charges (excluding deposit interest)	16,684	22,772	23,558	21,204	18,346

Excluding interest on deposits	145.64%	204.84%	224.89%	232.54%	232.64%

Earnings	$ 7,615	$ 23,875	$ 29,423	$ 28,103	$ 24,334
Fixed charges (including deposit interest)	47,994	59,747	55,819	43,754	35,343
Total earnings	55,609	83,622	85,242	71,857	59,677

Fixed charges:
Interest expense (including deposit interest)	47,748	59,498	55,577	43,469	35,160
Rent expense interest factor (1/3)	246	249	242	285	183
Total fixed charges (including deposit interest)	47,994	59,747	55,819	43,754	35,343

Including interest on deposits	115.87%	139.96%	152.71%	164.23%	168.85%